

13010066

SECURITIES A[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 52257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glaucon Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Carlton Drive
(No. and Street)

Mt. Kisco | NY | 10549
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dawn D. Haye 914-666-4788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eric J. Fernandez + Co.
(Name – *if individual, state last, first, middle name*)

895 West Man Street | West Dundee | IL | 60118
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EK
3/8/13

OATH OR AFFIRMATION

I, Dawn D. Haye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glaucon Capital Partners, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Principal

Title


AARON SIMONE
Notary Public - State of New York
NO. 01SI6234120
Qualified in Putnam County
My Commission Expires

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED
DECEMBER 31, 2012 AND 2011

CONTENTS



ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS
&
BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

Report on the Financial Statements

We have audited the accompanying financial statements of Glaucon Capital Partners, L.L.C. (a Limited Liability Company),which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of income, members' equity, and cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

895 West Main St.
West Dundee, IL 60118
Telephone 847/428-7400
Fax 847/428-0307

1 South 443 Summit, Suite 302
Oakbrook Terrace, IL 60181
Telephone 630/932-4880
Fax 630/932-9697

420 N. Front Street, Suite 202
McHenry, IL 60050
Telephone 815/344-7720
Fax 815/344-7773

www.ejfcpa.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glaucon Capital Partners, L.L.C. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

ERIC J. FERNANDEZ & CO.



West Dundee, Illinois
January 22, 2013

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
CURRENT ASSETS:		
Cash	$ 495,583	$ 84,035
Accounts receivable	5	1,852
Prepaid expenses	6,965	6,882
Total current assets	**502,553**	**92,769**
Total assets	**$ 502,553**	**$ 92,769**
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 9,839	$ 13,291
Total current liabilities	**9,839**	**13,291**
MEMBERS' EQUITY	**492,714**	**79,478**
	$ 502,553	**$ 92,769**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES:		
Transaction fees	$ 1,644,875	$ 1,601,250
Retainer fees	73,974	115,000
Total revenues	**1,718,849**	**1,716,250**
EXPENSES:		
Consulting	681,800	834,500
Registered representative	242,000	-
Filing fees and taxes	19,022	10,881
Travel and entertainment	14,795	18,888
Regulatory fees	12,184	11,426
Professional fees	8,750	13,733
Office supplies and miscellaneous	3,570	5,479
Internet and website	1,800	2,620
Association dues and subscriptions	895	500
Printing	676	315
Insurance	621	368
Total expenses	**986,113**	**898,710**
Net income	**$ 732,736**	**$ 817,540**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
BALANCE, BEGINNING OF YEAR	$ 79,478	$ 59,628
Add: Net income	732,736	817,540
	812,214	**877,168**
Less: Member distributions	(319,500)	(797,690)
BALANCE, END OF YEAR	**$ 492,714**	**$ 79,478**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 732,736	$ 817,540
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	1,847	(347)
(Increase) decrease in prepaid expenses	(83)	(243)
Increase (decrease) in accounts payable and accrued expenses	(3,452)	(247,359)
Total adjustments	(1,688)	(247,949)
Net cash provided by operating activities	**731,048**	**569,591**
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions to members	(319,500)	(797,690)
Net cash (used) in financing activities	**(319,500)**	**(797,690)**
NET INCREASE (DECREASE) IN CASH	**411,548**	**(228,099)**
Cash at beginning of year	**84,035**	**312,134**
CASH AT END OF YEAR	**$ 495,583**	**$ 84,035**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company's primary activities include acting as a private placement agent for entities raising capital in the private debt and/or equity markets, advising entities in establishing or modifying bank credit facilities, and assisting owners of entities in change-of-control or minority interest transactions. The Company enters into engagement letters with its clients, which describe the services to be performed.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company promptly transmits all funds and securities, does not hold funds or securities for customers and effectuates all financial transactions between the broker or dealer and customers through designated bank accounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT BANKING

Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Such investment banking transaction fees are recorded at the time the transaction is completed and the income is reasonably determinable. The Company does not transact or hold any securities on behalf of its clients.

REVENUE RECOGNITION

The Company enters into individual contracts with each respective client. It is therefore the Company's policy to recognize revenue according to each individual contract agreement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

The Company has elected under the Internal Revenue Code to be a Limited Liability Company. The Partners of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements. The Company has adopted FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes.* The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2012 and 2011 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2009 through 2011 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers its accounts receivable, which are customer obligations incurred during the normal course of business, to be fully collectible; accordingly, no allowance for doubtful accounts is required.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $485,744 and a net capital requirement of $5,000 (or 6 2/3% of aggregate indebtness, whichever is greater). There was no material difference between the Company's net capital at December 31, 2012 as reported herein and the net capital reported by the Company in its FOCUS Report for the period ended December 31, 2012.

3. TRANSACTIONS WITH RELATED PARTY

The Company is 50% owned by Glaucon Capital, L.L.C. and 50% owned by an individual. The owners receive a consulting fee from the Company from time to time for special services rendered. For the years ended December 31, 2012 and 2011, $671,000 and $824,200 in consulting fees were paid to Glaucon Capital, L.L.C., respectively. Also, for the years ended December 31, 2012 and 2011, $10,800 and $10,300 in consulting fees were paid to an individual owner, respectively.

4. MAJOR CLIENTS/SUPPLIERS

The Company receives the majority of its revenues by providing specialized securities financing arrangements to a limited number of clients. For 2012, revenues generated from its top two clients represented 94% (70% and 24%) and for 2011 revenues generated from its top two clients represented 95% (64% and 31%) of the Company's total revenue. During the year ended December 31, 2012 and 2011, the Company incurred approximately 24% and 0% , respectively, of its total expenses with one individual. This individual was an independent contractor to the Company and was a Financial Industry Regulatory Authority Inc. (FINRA) registered representative of the Company at the time of the payments.

5. SUBSEQUENT EVENTS

Subsequent events were evaluated through January 22, 2013 which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION



ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS
&
BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

We have audited the accompanying financial statements of Glaucon Capital Partners, L.L.C. as of and for the year ended December 31, 2012 and have issued our report thereon dated January 22, 2013, which contained an unqualified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. We have not performed any procedures with respect to the audited financial statements subsequent to January 22, 2013. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eric J. Fernandez & Co

ERIC J. FERNANDEZ & CO.
West Dundee, Illinois
January 22, 2013

895 West Main St.
West Dundee, IL 60118
Telephone 847/428-7400
Fax 847/428-0307

1 South 443 Summit, Suite 302
Oakbrook Terrace, IL 60181
Telephone 630/932-4880
Fax 630/932-9697

420 N. Front Street, Suite 202
McHenry, IL 60050
Telephone 815/344-7720
Fax 815/344-7773

www.ejfcpa.com

SCHEDULE I
GLAUCON CAPITAL PARTNERS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Members' equity	$ 492,714
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	492,714
Add:	
Subordinated borrowings allowable in computation of net capital	-
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	6,965
Accounts receivable	5
Total non-allowable assets	6,970
Net capital total before haircuts	485,744
Haircuts on securities	-
Net capital	$ 485,744
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 9,839
Total aggregate indebtedness	$ 9,839
Computation of basic capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtness)	$ 656
Minimum dollar amount	$ 5,000
Amount required	$ 5,000
Excess net capital	$ 480,744
Aggregate indebtedness to net capital	2.03%

There is no material difference between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.



ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS
&
BUSINESS CONSULTANTS

SCHEDULE II
REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

In planning and performing our audit of the financial statements of Glaucon Capital Partners, L.L.C., for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered Glaucon Capital Partners, L.L.C.'s internal control over financial reporting (internal control) as a basis for designing auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

895 West Main St.
West Dundee, IL 60118
Telephone 847/428-7400
Fax 847/428-0307

1 South 443 Summit, Suite 302
Oakbrook Terrace, IL 60181
Telephone 630/932-4880
Fax 630/932-9697

420 N. Front Street, Suite 202
McHenry, IL 60050
Telephone 815/344-7720
Fax 815/344-7773

www.ejfcpa.com

The Members
Glaucon Capital Partners, L.L.C.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses, or significant deficiencies and, therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified a certain deficiency in internal control that we consider to be significant deficiency.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in Glaucon Capital Partners, L.L.C.'s internal control to be a significant deficiency.

Due to its small size, the Company has no employees and an Owner, Dawn Haye performs all accounting functions. These functions include: initiating, recording, approving and reconciling all accounting transactions. This creates a lack of segregation of duties and the potential that more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We believe that the cost outweighs the benefits of hiring additional personnel merely to obtain adequate segregation of duties. For this reason we have and will continue to design our procedures to account for this lack of segregation of duties.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

The Members
Glaucon Capital Partners, L.L.C.

This communication is intended solely for the information and use of management, the Members, others within the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Eric J. Fernandez & Co.

ERIC J. FERNANDEZ & CO.
West Dundee, Illinois
January 22, 2013

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

AGREED-UPON PROCEDURES
RELATED TO SIPC
ASSESSMENT RECONCILIATION

YEAR ENDED
DECEMBER 31, 2012



ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS
&
BUSINESS CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO GLAUCON CAPITAL PARTNERS L.L.C.'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Glaucon Capital Partners, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Glaucon Capital Partners, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Glaucon Capital Partners, L.L.C.'s management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursement journal), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences (no adjustments noted);

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

895 West Main St.
West Dundee, IL 60118
Telephone 847/428-7400
Fax 847/428-0307

1 South 443 Summit, Suite 302
Oakbrook Terrace, IL 60181
Telephone 630/932-4880
Fax 630/932-9697

420 N. Front Street, Suite 202
McHenry, IL 60050
Telephone 815/344-7720
Fax 815/344-7773

www.ejfcpa.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ERIC J. FERNANDEZ & CO.

Eric J. Fernandez & Co.

West Dundee, Illinois
January 22, 2013

GLAUCON CAPITAL PARTNERS, L.L.C.
DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT

FOR THE YEAR ENDED DECEMBER 31, 2012

Total revenue		$ 1,718,849.00
Additions:		
Other		0.00
	Total additions	0.00
Deductions:		
Other		0.00
	Total subtractions	0.00
SIPC net operating revenues		1,718,849.00
General assessment - .0025		$ 4,297.00

Payments made

June 29, 2012	$ 3,197.81
December 31, 2012	1,099.19
	$ 4,297.00